UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on fuel oil production at Replan

—

Rio de Janeiro, July 8, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that the Paulínia Refinery (Replan), located in the state of São Paulo, broke the monthly production record for Bunker 2020, a low-sulfur fuel oil used on ships, for the second consecutive month. In June, the refinery reached 148 thousand m³, 20% higher than the previous record registered in May, of 123 thousand m³.

Since the beginning of 2020, all ship fuel commercialized in Brazil and in more than 170 countries must have a 0.5% sulfur content, according to the International Maritime Organization (IMO 2020).

The month of June was also marked by the resumption of operations of a distillation unit (U-200A) and a catalytic cracking unit (U-220), to meet the increased market demand for derivatives. With the return of these units, the refinery will once again have the capacity to process 69 thousand m³ of oil per day, the largest in Petrobras' refining park.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer